Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunder, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: November 20, 2025

KHOSLA VENTURES V, L.P.

By: Khosla Ventures Associates V, LLC, a
    Delaware limited liability company and
    general partner of Khosla Ventures V, LP

By: /s/ John Demeter
    John Demeter, as attorney in fact for Vinod Khosla,
    as Managing Member

KHOSLA VENTURES ASSOCIATES V, LLC

By: /s/ John Demeter
    John Demeter, as attorney in fact for Vinod Khosla,
    as Managing Member

VK SERVICES, LLC

By: /s/ John Demeter
    John Demeter, as attorney in fact for Vinod Khosla,
    as Manager

/s/ John Demeter
John Demeter, as attorney in fact for Vinod Khosla,
in his individual capacity